Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated December 10, 2025 with respect to the consolidated financial statements of Electrovaya Inc. (the “Company”) as at September 30, 2025 and 2024 and for each of the years in the two-year period ended September 30, 2025, included in the Annual Report on Form 40-F of the Company for the year ended September 30, 2025, as filed with the United States Securities and Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement No. 333-278139 on Form F-10, of our auditor’s report dated December 10, 2025, with respect to the consolidated financial statements of the Company as at September 30, 2025 and 2024 and for each of years in the two-year period ended September 30, 2025, as included in the Annual Report on Form 40-F for the year ended September 30, 2025, as filed with the SEC on December 19, 2025.

We also consent to the reference to our firm under the headings “Interest of Experts” and “Auditors, Transfer Agent and Registrar” in the Registration Statement No. 333-278139 on Form F-10.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 19, 2025

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894